Exhibit 99.1

ALLIED WORLD ASSURANCE COMPANY HOLDINGS, LTD
(NON-QUALIFIED)
2017 EMPLOYEE SHARE PURCHASE PLAN

1.                                      Purpose.  The purpose of the Allied World Assurance Company Holdings, Ltd (Non-Qualified) 2017 Employee Share Purchase Plan, as may be amended from time to time (the “Plan”), is to provide eligible employees with an opportunity to purchase Shares (as such term is defined below) through payroll deductions and employer contributions.  Participation in the Plan shall provide eligible employees who wish to acquire an interest in the long-term performance and success of Fairfax Financial Holdings Limited, the ultimate parent entity of the Company (as such term is defined below), with a method of doing so that is both convenient and, by virtue of employer contributions, favorable to the employees.  The Plan is not intended to qualify as an “Employee Stock Purchase Plan” under Section 423 of the U.S. Internal Revenue Code of 1986, as amended.

2.                                      Definitions and Rules of Construction.

(a)                                 Definitions.  For purposes of the Plan, the following capitalized words shall have the meanings set forth below:

“Account” means a separate account that the Administrator maintains for each Participant under the Plan.

“Administrator” means the Board, or such other person(s), committee or entity as may be designated from time to time by the Board to administer the Plan in accordance with the terms herein.

“Board” means the Board of Directors of the Company or any committee thereof as the Board of Directors may determine from time to time.

“Code” means the U.S. Internal Revenue Code of 1986, as amended from time to time, and the regulations promulgated thereunder.

“Company” means Allied World Assurance Company Holdings, Ltd, a Bermuda exempted company, and its successors and assigns, and includes, except in these definitions, if and to the extent applicable, a Participating Company.

“Company Contributions” means the contributions of the Company to the Plan provided for in Section 6.

“Custodian” means an independent custodian designated by the Administrator in its sole discretion.

“Earnings” means a Participant’s base salary or wages for each payroll period before giving effect to any salary reduction agreement pursuant to a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code and exclusive of payments for overtime, incentive compensation, incentive payments, bonuses, expense reimbursements, fringe benefits and other compensation.

“Earnings Percentage” means the percentage (which may be any whole number from 1 to 10 inclusive) of a Participant’s Earnings that the Company will deduct as Participant Contributions; provided, however, that the Administrator may determine and specify, from time to time, in its sole discretion, (i) the range of permissible percentages of a Participant’s Earnings that may be deducted as Participant Contributions and (ii) the maximum amount, if any, of Earnings that may be deducted for a Participant in any Plan Year.

“Effective Date” means January 1, 2018.

“Employee” means any individual whose customary employment by a Participating Company is for more than 20 hours per week and for more than five months in any calendar year, as determined by the Administrator, in its sole discretion, and any other individual designated by the Administrator who is employed on a regular basis by a Participating Company.  For purposes of the Plan, the employment relationship shall be treated as continuing intact while the individual is on sick leave or other leave of absence approved by a Participating Company.

“Participant” means an Employee who has (i) elected to participate in the Plan pursuant to the provisions of Section 4, (ii) completed the Probationary Period and (iii) not withdrawn from the Plan.

“Participant Contributions” means the contributions of a Participant to the Plan pursuant to the provisions of Section 5.

“Participating Companies” means and includes the Company and any Subsidiary that has elected to participate in the Plan with the consent of the Company.

“Probationary Period” means, with respect to an Employee, and unless determined otherwise by the Administrator in its sole discretion, the period commencing on such Employee’s date of hire and ending on the 6-month anniversary of such Employee’s date of hire.

“Purchase Period” means, unless otherwise determined by the Administrator in its sole discretion, the period beginning on the first day of each payroll period applicable to a Participant and continuing through the last day of the applicable payroll period.

“Restricted Period” means, with respect to any Shares, the period of time during which a Share is subject to restrictions on transfer as set forth in Section 10.

“Shares” means the subordinate voting shares, no par value, of Fairfax Financial Holdings Limited.

“Subsidiary” means any (i) corporation if 50% or more of the total combined voting power of all classes of stock is owned, either directly or indirectly, by the

Company or another Subsidiary or (ii) limited liability company if 50% or more of the membership interests is owned, either directly or indirectly, by the Company or another Subsidiary.

“Transfer” means to sell, assign, transfer, pledge or otherwise dispose of, or encumber, any Share.

“Year” or “Plan Year” means the calendar year.

(b)                                 Rules of Construction.  The masculine pronoun shall be deemed to include the feminine pronoun and the singular form of a word shall be deemed to include the plural form, unless the context requires otherwise.  Unless the text indicates otherwise, references to “Sections” are to sections of the Plan.

3.                                      Eligibility.  Each Employee who remains an Employee following the expiration of the Probationary Period shall be eligible to participate in the Plan.  Subject to the satisfaction of Section 4, an Employee shall be eligible to participate in the Plan commencing in the first payroll period that falls entirely outside the Probationary Period.  An Employee who has met the requirements of this Section 3 and who subsequently ceases to be an Employee shall again be eligible to participate in the Plan when he again becomes eligible under this Section 3.

4.                                      Participation.

(a)                                 An Employee may elect to participate in the Plan by satisfying all requirements of a Company-specified enrollment procedure, which shall include indicating the Employee’s desired Earnings Percentage.  Such election shall not be effective with respect to any payroll period unless the Administrator determines, in its sole discretion, that the Company-specified enrollment procedure has been completed.  Any such election shall remain in effect until it is changed or revoked by the Participant, the Participant ceases to be eligible to participate in the Plan in accordance with the procedures as may be established from time to time by the Administrator in its sole discretion or the Plan is terminated.

(b)                                 Unless otherwise determined by the Administrator, in its sole discretion, upon a Participant’s termination of employment with a Participating Company for any reason (the date of a Participant’s termination of employment shall be determined by the Administrator, in its sole discretion), such Participant shall be deemed to have withdrawn from the Plan.

5.                                      Contributions by Participants.

(a)                                 Participants shall make Participant Contributions by means of regular payroll deductions (such amount to be deducted after any applicable deduction for tax and other withholding) in an amount, with regard to each Participant, equal to that Participant’s then elected Earnings Percentage, which shall be credited to each Participant’s Account.  Such payroll deductions shall be made during each payroll period.  No interest shall accrue or be paid on Participant Contributions credited to a Participant’s Account.

(b)                                 A Participant may, at any time and for any reason, elect to adjust the Participant’s Earnings Percentage, terminate the Participant’s Participant Contributions or withdraw from the Plan by satisfying all requirements of a Company-specified enrollment procedure; provided, however, that, unless otherwise determined by the Administrator in its sole discretion, such Participant may elect such procedure only once in any 30-day period.  Such request shall be effective as of the first day of the payroll period commencing after the date of providing such notice to which it may be practically applied.

(c)                                  Unless otherwise determined by the Administrator in its sole discretion, if a Participant terminates Participant Contributions or withdraws from the Plan, such Participant shall not be permitted to recommence Participant Contributions or re-enroll in the Plan for 90 days following such termination or withdrawal.

6.                                      Contributions by the Company.

(a)                                 Unless otherwise determined by the Administrator in its sole discretion, the Company shall, as soon as practicable, following the completion of each Purchase Period, allocate a Company Contribution to the Account of each Participant in an amount equal to 30% of the aggregate amount of Participant Contributions made by the Participant during such Purchase Period.  No interest shall accrue or be paid on Company Contributions credited to a Participant’s Account.

(b)                                 The Administrator will review the Company’s financial statements at the end of each Plan Year.  If the Administrator determines in its sole discretion that the combined ratio (calculated on a net basis) for the Company for a Plan Year (the “Measurement Plan Year”) is lower than 100%, then the Company shall allocate an additional Company Contribution within 90 days after the end of the Measurement Plan Year.  The additional allocation will be made to the Account of each Employee, who is a Participant on the date of the allocation, and will be an amount equal to 20% of the aggregate amount of Participant Contributions made by the Participant during the Measurement Plan Year.

7.                                      Accounts and Allocations to Participants.

(a)                                 Subject to Section 24, the Administrator shall establish and maintain a separate Account in respect of each Participant showing all Participant Contributions and Company Contributions, the total number of whole Shares (and fractional Shares) and the amount of cash dividends, if any, allocated to a Participant’s Account.

(b)                                 All Participant Contributions and Company Contributions (and cash dividends, if any) shall be forwarded by the Administrator to the Custodian in a timely manner, consistent with the terms herein.

8.                                      Vesting.  All Participant Contributions and Company Contributions allocated to a Participant’s Account shall be fully and immediately vested upon being allocated to the Participant’s Account.

9.                                      Purchase of Shares.

(a)                                 The Administrator shall designate a Custodian that shall acquire Shares as the agent for the Participants.  The Custodian shall use the Participant Contributions and the

Company Contributions (and cash dividends, if any) forwarded to it to purchase on the open market in a timely manner as many Shares as may be acquired with such contributions at the market price of a Share at the time of such purchase.  All cash dividends paid with respect to Shares held in a Participant’s Account shall be credited to such Participant’s Account and automatically be used to purchase Shares on the open market in a timely manner.  No interest shall accrue or be paid on dividends credited to a Participant’s Account.

(b)                                 Upon any such purchase of Shares, the Custodian shall allocate to each Participant’s Account the number of whole or fractional Shares to which such Participant is entitled.  All Shares purchased pursuant to the provisions of this Section 9 shall be subject to a Restricted Period and such Shares shall be held by the Custodian in escrow on behalf of the applicable Participant until the expiration of the Restricted Period.

(c)                                  During the Restricted Period, all shareholder rights with respect to Shares allocated to a Participant’s Account (including the right to vote) shall be exercisable by the Participant, except as expressly provided otherwise herein.

10.                               Restricted Period.

(a)                                 A Participant may not Transfer any Share allocated to the Participant’s Account in any Plan Year during the period commencing on the date such Share is so allocated and expiring on the last day of February of the immediately following Plan Year (the “Restricted Period”).

(b)                                 Subject to the terms of this Plan, until the expiration of the Restricted Period, a Participant shall not be entitled to delivery of any Share that is subject to the restrictions on transferability set forth in Section 10(a).

(c)                                  Any cash dividends and stock dividends with respect to Shares subject to a Restricted Period shall be subject to the same restrictions as the underlying Shares.

11.                               Distributions from the Plan.

(a)                                 Upon the expiration of the Restricted Period with respect to any Share, the restrictions set forth in Section 10 shall be of no further force or effect with respect to such Share.  A Participant may, at any time, elect to complete a Company-specified procedure notifying the Company that (i) the Participant wishes to withdraw some or all of the Shares allocated to the Participant’s Account for which the applicable Restricted Period has lapsed, in which event the Custodian shall promptly issue and deliver to the Participant the number of whole Shares requested, subject to the terms herein, together with a cash payment in lieu of fractional Shares, if any; or (ii) the Participant wishes to sell some or all of the Shares allocated to the Participant’s Account for which the applicable Restricted Period has lapsed, in which event the Custodian shall promptly sell the number of Shares requested to be sold and deliver to the Participant a cash payment of the net proceeds from such sale.  Any distribution shall reduce accordingly the number of Shares allocated to such Participant’s Account.

(b)                                 A Participant whose employment with a Participating Company has terminated for any reason shall receive a refund of the uninvested balance of his or her

Participant Contributions, Company Contributions and cash dividends, if any, as soon as practicable following the date of such termination of employment.  Within a reasonable time after the termination of a Participant’s employment with a Participating Company for any reason, the Custodian and/or the Administrator shall issue and deliver to the Participant, without charge, the whole Shares credited to the Participant’s Account, together with a cash payment in lieu of fractional Shares (if any) credited to the Participant’s Account, in the amount determined by the Administrator, and with any other assets then credited to the Participant’s Account.

(c)                                  Subject to the terms of this Plan, a Participant may, at any time and from time to time, request receipt of an immediate distribution of part or all of the Shares or other assets credited to the Participant’s Account, or to otherwise reduce any Restricted Period.  The decision upon any such application shall be at the sole discretion of the Administrator, and no such decision, or any other determination permitted on a discretionary basis hereunder to the Administrator or the Company, shall have any precedent value.  Any such distribution shall reduce accordingly the number of Shares allocated to such Participant’s Account.

12.                               Designation of Beneficiary.

(a)                                 A Participant may file a written designation of a beneficiary who is to receive any Shares and cash, if any, from such Participant’s Account under the Plan in the event of such Participant’s death prior to delivery to such Participant of such Shares and cash.  To the extent required under applicable law, spousal consent shall be required for such designation to be effective if the Participant is married and the designated beneficiary is not the Participant’s spouse.

(b)                                 Such beneficiary designation may be changed by the Participant at any time by written notice to the Company.  In the event of the death of a Participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such Participant’s death, the Company shall deliver such Shares and/or cash to the executor or administrator of the estate of the Participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its sole discretion, may deliver such Shares and/or cash to the spouse or to any one or more dependents or relatives of the Participant, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

13.                               Administration.

(a)                                 The Administrator may make, amend and repeal at any time and from time to time such procedures not inconsistent herewith as it may deem necessary or advisable for the proper administration and operation of the Plan.  In connection herewith, the Board may delegate to any committee, person(s) or entity such administrative duties and powers as it may see fit.  Any such delegation shall be subject to the restrictions and limitations that the Board specifies at the time of such delegation.

(b)                                 Notwithstanding the foregoing, the Administrator shall have full power and authority, subject to the express provisions hereof, to (i) make any legal or factual determinations, (ii) construe and interpret the provisions of the Plan, (iii) formulate administrative rules and procedures, (iv) make such changes in the administration of the Plan and in the administrative rules and procedures and (v) make all other determinations as the Administrator, from time to time, deems necessary or appropriate.  All decisions and interpretations of the Administrator respecting the Plan and all rules and procedures made from time to time pursuant hereto shall be final, binding and conclusive for all purposes and upon all persons interested.

14.                               Participant’s Eligibility and Interests Not Transferable.  Except as otherwise provided herein, and except for transfers by will or under the laws of descent and distribution, no Employee shall have the right to Transfer either the Employee’s eligibility to participate in the Plan or the Employee’s interest in the Shares or other assets credited to the Employee’s Account, and no such attempted Transfer shall be effective.

15.                               Liability.  No member of the Board or any of its committees or the Administrator shall have any liability or responsibility to any Employee, Participant or otherwise with respect to the Plan, and the Company or a Participating Company (if applicable) shall indemnify and hold harmless each such person from any liability arising from or in connection with the Plan, except with respect to fraud, bad faith or willful misconduct.  In the performance of its functions with respect to the Plan, the Board or the Administrator shall be entitled to rely upon information and advice furnished by the Company’s officers, accountants, legal counsel and any other party that the Board or the Administrator deems necessary or appropriate, and no member of the Board or the Administrator shall be liable for any action taken or not taken in reliance upon any such advice.

16.                               Amendment; Termination.  Notwithstanding anything herein to the contrary, the Board may, at any time, amend, modify, terminate or suspend the Plan; provided, however, that no amendment or modification that otherwise must be approved by stockholders, pursuant to applicable rules of a stock exchange or any requirements under the Code, shall be effective without stockholder approval; and, provided, further, that, except as otherwise expressly provided herein, no such action shall, without the express written consent of a Participant, impair or adversely affect a Participant’s rights existing at such time with respect to any Shares or other assets credited to a Participant’s Account.

17.                               Distribution Upon Termination of Plan.  Upon termination of the Plan, all assets credited to all Accounts shall, within a reasonable time after such termination, be distributed to the respective Participants in a manner similar to the distributions provided for in Section 11(b).

18.                               Costs.  The Company shall pay all costs of administering the Plan, including brokerage fees with respect to the purchase of Shares pursuant to the Plan.

19.                               No Right to Continued Employment.  Participation in the Plan shall be entirely voluntary and shall not be construed to give any Employee the right to be employed or to continue to be employed by the Company.

20.                               Delivery of Shares.  Shares shall not be delivered to a Participant unless the delivery of the Shares complies with all applicable provisions of law, domestic or foreign, including, without limitation, applicable securities laws, and the rules of any other stock exchange or market upon which the Shares are then listed or traded and any rules and regulations promulgated under any of the foregoing, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

21.                               Awards to Individuals Subject to Laws of a Jurisdiction Outside of the United States.  To the extent the Administrator, in its sole discretion, deems it necessary, appropriate or desirable to comply with the laws of any relevant jurisdiction or practice and to further the purposes of the Plan and the interests of the Company, the Administrator may, without amending the Plan, adopt, on behalf of the Company or any Participating Company, one or more sub-plans applicable to separate classes of Employees who are subject to laws of jurisdictions outside of the United States, including, without limitation, establishing a trust in connection with the Plan.

22.                               Offsets.  To the extent permitted by applicable law, the Company shall have the absolute right to withhold any amounts payable to any Participant under the terms of the Plan to the extent of any amount owed for any reason by such Participant to the Company or any Subsidiary and to set off and apply the amounts so withheld to payment of any such amount owed to the Company or any Subsidiary, whether or not such amount shall then be immediately due and payable and in such order or priority as among such amounts owed as the Company, in its sole discretion, shall determine.

23.                               Wage and Tax Withholding.  The Participating Companies are authorized to withhold from any Shares or any compensation or other payment to a Participant amounts of income and employment tax withholding and other tax withholdings due in connection with any Shares or with any Company Contributions (or with dividends, if any), and to take such other action as the Administrator may deem necessary or advisable to enable the Company and the Participants to satisfy obligations for the payment of withholding taxes and other tax obligations relating thereto.  This authority shall include authority for the Company to withhold or receive Shares or other property and to make cash payments in respect thereof in satisfaction of a Participant’s tax obligations, either on a mandatory or elective basis, in the sole discretion of the Company.

24.                               Use of Funds.  All payroll deductions received or held by the Company under the Plan may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such payroll deductions.

25.                               Effective Date.  The Plan shall become effective on the Effective Date, and shall remain in effect until it has been terminated pursuant to Section 16.

26.                               Governing Law.  Subject to any applicable provisions of United States federal law, the validity and enforceability of this Plan shall be governed by and construed in accordance with the laws of the State of New York, without regard to otherwise governing principles of conflicts of law.